Exhibit 99.1

ON HOLDING AG

TAX RECOGNITION GRANTS PLAN

Approved by the Board of Directors on

December 14, 2022

Zurich, December 14, 2022

/s/ David Allemann	/s/ Caspar Coppetti
David Allemann	Caspar Coppetti
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors

The Nomination and Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of On Holding AG, Zurich, (the “Company”) has carefully considered the situation relating to the elevated tax obligations of certain employees of the Company and its subsidiaries in connection with prior grants of equity incentive awards or free shares by the Company vesting in connection with the Company’s initial public offering and has determined that it is in the best interests of the Company to grant such employees additional shares as a way to assist with the tax obligations arising from the prior grants (the “Tax Recognition Grants”).

The Committee proposes and recommends that the Board approve the Tax Recognition Grants pursuant to the Tax Recognition Grants Plan (the “Plan”) according to the following terms:

1.	Eligibility for Tax Recognition Grants

All non-executive employees of the Company and of its subsidiaries shall be eligible, with the participants subject to the previously noted elevated tax obligations to be identified by the Committee (the “Participants”).

2.	Tax Recognition Grants / Number of Shares

The Tax Recognition Grants shall consist of up to a maximum of 200,000 Class A ordinary shares of the Company with a nominal value of CHF 0.10 per share (the “Shares”).

3.	Date of Grant, Vesting and Settlement

The Tax Recognition Grants will be communicated as soon as practicable following the Effective Date and shall vest upon grant and be settled by the Company out of treasury Shares upon vesting. No Tax Recognition Grants shall be made to employees who have given or received notice of termination.

4.	Tax Withholdings

Upon Share delivery, the employees will be requested to sell the number of Shares necessary to capture the Tax Withholding or, alternatively, to arrange for payment of the Tax Withholding to the Company/relevant subsidiary. Tax Withholding shall include all income/payroll taxes and/or social security contributions legally applicable to the relevant employee and for which the Company or a subsidiary has a withholding and payment obligation under applicable Swiss or foreign law.

5.	Effective Date

This Plan shall become effective as of the date approved by the Board (the “Effective Date”).

6.	Governing Law

This Plan is governed by Swiss law.

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